Contact

www.linkedin.com/in/
evelindschecter (LinkedIn)
warmheartworldwide.org
(Company)
www.facebook.com/
warmheartworldwide (Company)
www.fashionaccessoriesbywarmhear
(Company)

Top Skills

Teacher of Yoga

Budget

Project Planning

Certifications

Registered Yoga Teacher with the Yoga Alliance RYT500

Publications

Back in the U.S.S.R. : An American Family Returns to Moscow

An American Family in Moscow

Evelind Schecter

Co-Founder, Treasurer, Warm Heart Worldwide, Inc.

Highland Park, New Jersey, United States

Summary

Moved to Northern Thailand in 2009 to run the finances of Warm Heart Worldwide, Inc. (www.warmheartworldwide.org), our US 501.c.3 non-profit started with my husband, D. Michael Shafer. We established a partner, the Warm Heart Foundation, with a Thai board and staff, as the local operating entity. I run the day-to-day operations and finances for the Thai entity as well. We do community development - nurturing the local traditions and cultures while bringing a better future to the Phrao valley, where 1/3 of the people live on less than a dollar a day. Our Children's Home has 40 school-age children from remote hill tribe villages - I help with homework and English, hand out band-aids, and manage the finances, micro-enterprise program, and volunteers. Our micro-enterprise initiatives develop small businesses to raise income levels. Public Health projects range from clean water to vitamins for pregnant and nursing mothers and wheelchairs and home visits for the elderly and disabled in neighboring villages. Our Environment and Sustainable Agriculture initiatives train farmers to avoid open field burning and generate additional income doing a clean burn of field waste to make biochar for fertilizer, soil decontamination, and other purposes. We welcome volunteers and maintain housing and transportation for them, as they arrive from countries all over the world.

Specialties: Non-profit operations management. Taught operations management to business school students. Project Management of IT projects; corporate IT portfolio planning, budgeting - planning and tracking; multi-cultural operations management; yoga teacher based on the teaching of BKS Iyengar

Experience

Biochar Life

Director and Treasurer

January 2022 - Present (2 years 3 months)

Start up in Carbon Removal Credits. Managing bookkeeping and funds distribution to network partners working with smallholder farmers in Africa and Asia.

Warm Heart Worldwide, Inc.
Treasurer
March 2009 - Present (15 years 1 month)
Highland Park, NJ and Phrao, Chiang Mai, Thailand

Warm Heart Worldwide is a 501c3 corporation founded by my partner and me, to support sustainable community development. Our current work is focused in Northern Thailand in the city of Phrao, Chiang Mai Province. Our goal is to be self-sustaining to support operations. For now we raise funds through donations. We raised the money to buy 5 acres of farm land and build Children's Homes. Today, we provide a family environment for 40 children who attend our local public school. We added 15 children in 2012, thanks to funding from TrekkingForKids.org for a new dorm and extension of our kitchen/ dining area. We now have over 40 children. The seed money to grow local micro-enterprise operations has helped raise silk worms, paid to buy scarves from local weaving cooperatives and started a model farm for sustainable agriculture practices. We've partnered with Engineers without Borders to provide clean water systems. Our coffee seedlings will provide income and re-forest the hills now eroded with low profit corn. I manage the finances of the US entity to raise funds and the Thai operating entity, the Warm Heart Foundation. A new classroom building donated by Building Futures Thailand is getting st up for community computer and English classes. See our website for pictures and stories. www.warmheartworldwide.org and our Facebook Pages https://www.facebook.com/warmheartworldwide/
https://www.fashionaccessoriesbywarmheart.com/
buy our micro-enterprise products on discovered.us

Studio Yoga
Registered Yoga Teacher
January 2001 - October 2013 (12 years 10 months)
Madison, NJ

Completed Teacher Training with Theresa Rowland, senior teacher in the tradition of BKS Iyengar. Taught yoga courses in various satellite locations in central New Jersey.

Merck & Company

Director

May 2006 - March 2009 (2 years 11 months)

Joined the Global Infrastructure organization at Merck in Whitehouse Station, NJ. Last position was in Global Services/ Shared Business Services, as part of global Customer Support Services, as Director of two Specialized Help Desks: US Field Sales Organization and Global Clinical Research Applications.

Previously, in Global Business Services, I also managed the PC Lifecycle team for global acquisition of PC's and the Managed Print Program (global program to replace desktop printers with multi-function network printers). I also managed the desk side support group for Merck's executives

CIBER, Inc
Director of Delivery
1995 - 2006 (11 years)

Director of Delivery, Area Director and Engagement Manager
Driving sales, quality and on-time delivery, in addition to day-to day operations for the branch.
• 2003-2006. With regional consolidation of branches and expanded scope, became Director of Delivery and retained operations responsibility, sales support and project delivery oversight.
• 2001-2002. Area Director for Northern NJ Branch (Somerville) until merger with the NJ Metro Branch (East Hanover) 2002. As Area Director, responsible for 40-60 employees – consultants in the field and in-house software development center, sales team and office administration. P&L responsibility for $6 million in revenues in a depressed market. Accomplished merger of multiple branches, successful arbitration of client contract. Facilitated execution of CIBER's strategic objective to move from a staffing to solutions-based services model. Engagement Manager for several projects.
Practice Leader, Strategic IT& Management Consulting
1999 to 2001
• Responsible for developing methodology and service offerings, sales support, delivery management of projects, mentoring of over twenty consultants and $5M sales revenue.

Lucent Technologies
Program Manager/Consultant
1995 - 1999 (4 years)

Oversight of the project created by Joanne Fitzgibbons

Spectrum Technology Group
2 years

Program Manager/Engagement Manager
1995 - 1997 (2 years)

Spectrum Technology Group was acquired by CIBER, Inc.

Director of Delivery
1995 - 1997 (2 years)

AL Systems
Vice President, Operations
1991 - 1995 (4 years)

Managed computer software development and hardware installation for high speed sorting systems. From business requirements through design and installation planning, to customer service and maintenance. Bar code scanning, postage calculations, manifest creation.

Data General
Manufacturing Engineer
September 1981 - September 1984 (3 years 1 month)

Project to build an Automated Printed Circuit Board Assembly Line. Project manager for automated storage and retrieval system.

Public Citizen
Summer volunteer
June 1972 - August 1972 (3 months)
Washington, DC

Volunteer for two summers as office staff to support public advocates,

_____

Education

Columbia Business School
MBA, Finance and International Business · (1979 - 1981)

Yale University
BA, Russian Studies and Economics · (1973 - 1977)